SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 11-K


                                  ANNUAL REPORT

                              ---------------------

                        Pursuant to Section 15(d) of the
                         Securities Exchange Act of 1934

                              ---------------------


                   For the fiscal year ended December 31, 2002

                          Commission file number 1-9076

                              ---------------------

                             Full Title of the Plan:

                     FORTUNE BRANDS RETIREMENT SAVINGS PLAN

                              ---------------------

              Name of the issuer of the securities held pursuant to
                    the plan and the address of its principal
                                executive office:


                              FORTUNE BRANDS, INC.

                                300 Tower Parkway
                          Lincolnshire, Illinois 60069

     ======================================================================

Fortune Brands Retirement
Savings Plan
Financial Statements
As of and for the Years Ended
December 31, 2002 and 2001

Fortune Brands Retirement Savings Plan
Contents
December 31, 2002 and 2001
--------------------------------------------------------------------------------


                                                                         Page(s)

Report of Independent Accountants..............................................1

Financial Statements

Statement of Net Assets Available for Plan Benefits............................2

Statement of Changes in Net Assets Available for Plan Benefits.................3

Notes to Financial Statements...............................................4-12


Note: Supplemental schedules required by the Employee Retirement Income Security Act that have not been included herein are not applicable to the Fortune Brands Retirement Savings Plan.

                         Report of Independent Auditors



To the Corporate Employee Benefits Committee of
Fortune Brands, Inc.

In our opinion, the accompanying statements of net assets available for plan benefits and the related statements of changes in net assets available for plan benefits present fairly, in all material respects, the net assets available for plan benefits of the Fortune Brands Retirement Savings Plan (the "Plan") at December 31, 2002 and 2001, and the changes in net assets available for plan benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.



PricewaterhouseCoopers LLC


May 23, 2003

Fortune Brands Retirement Savings Plan
Statement of Net Assets Available for Plan Benefits
As of December 31, 2002 and 2001
(In Thousands)
--------------------------------------------------------------------------------


                                                    2002           2001
Assets
Beneficial interest in Fortune Brands, Inc.
  Savings Plans Master Trust net assets         $   472,932     $   545,956

Receivables
Company contributions                                 2,639           4,930
Participant contributions                                 -              22
                                                ============    =============
              Total assets                          475,571          550,908
                                                ------------    -------------
Net assets available for plan benefits          $   475,571     $    550,908
                                                ============    =============



















    The accompanying notes are an integral part of the financial statements.

Fortune Brands Retirement Savings Plan
Statement of Changes in Net Assets Available for Plan Benefits
For the Years Ended December 31, 2002 and 2001
(In Thousands)
--------------------------------------------------------------------------------


                                                        2002           2001
Additions
Company contributions                              $    15,097     $    14,433
Participant contributions                          $    30,995          32,163
Transfers to the plan (Note 5)                              68             163
                                                   -------------   -------------
         Total additions                                46,160          46,759

Deductions
Allocated share of Fortune Brands, Inc. Savings
 Plans Master Trust investment losses                   80,287          33,026
Benefits paid to participants                           40,999          54,713
Transfers from the plan (Note 5)                           211          20,790
                                                   -------------   -------------
         Total deductions                              121,497         108,529

Decrease in net assets                                 (75,337)        (61,770)
                                                   =============   =============
Net assets available for plan benefits,
   beginning of year                                   550,908         612,678
                                                   -------------   -------------
Net assets available for plan benefits,
   end of year                                     $   475,571         550,908
                                                   =============   =============



















    The accompanying notes are an integral part of the financial statements.

Fortune Brands Retirement Savings Plan
Notes to Financial Statements
December 31, 2002 and 2001
--------------------------------------------------------------------------------


1.   Description of Plan

     General

     The Fortune Brands Retirement Savings Plan (the "Plan") is designed to encourage and facilitate systematic savings and investment by eligible employees. Fortune Brands, Inc. ("Fortune") and each of its operating company subsidiaries participating in the Plan are referred to collectively as the "Companies" and individually as a "Company". Operating company subsidiaries include: MasterBrand Industries, Inc. ("MasterBrand"), ACCO World Corporation ("ACCO"), Acushnet Company ("Acushnet"), and Jim Beam Brands Worldwide, Inc. ("Beam"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

     The following provides a brief description of the Plan. For a complete description of the Plan, participants should refer to the specific provisions in the Plan document or to the Prospectus/Summary Plan Description, each of which is available from the plan administrator at 300 Tower Parkway, Lincolnshire, Illinois 60069.

     The financial statements present the net assets available for plan benefits as of December 31, 2002 and 2001 and the changes in net assets available for plan benefits for the years then ended. The assets of the Plan are included in a pool of investments known as the Fortune Brands, Inc. Savings Plans Master Trust (the "Master Trust"), along with the assets of the Fortune Brands Hourly Employee Retirement Savings Plan and the Future Brands LLC Retirement Savings Plan. The Master Trust investments are administered by The Fidelity Management Trust Company (the "Trustee").

     Contributions

     The Plan is a defined contribution plan. Contributions are held by the Trustee and accumulated in separate participant accounts. Participants may generally make tax deferred contributions under Section 401(k) of the Internal Revenue Code (the "Code") of up to 50% of eligible compensation, subject to lower limits for highly compensated employees of Fortune and certain participating Companies. Participants' annual tax deferred contributions are limited by the Code to $11,000 and $10,500 in 2002 and 2001, respectively.

     Participants of MasterBrand and its participating operating subsidiaries ("MasterBrand Participating Employers"), ACCO, Fortune and Acushnet may also make after-tax contributions, but the sum of tax deferred contributions and after-tax contributions may not exceed 50% of eligible compensation.

     Each MasterBrand Participating Employer, other than NHB Industries, Inc., formerly NHB Holdings, Inc., ("NHB"), provides a matching contribution equal to 50% of the participant's contributions up to 6% of eligible compensation and an additional 50% of the participant's contributions up to 3% of eligible compensation. NHB provides a matching contribution of 50% of the participant's contributions up to 5% of eligible compensation.

     ACCO and its participating operating subsidiaries ("ACCO Participating Employers") provide a matching contribution equal to 50% of the participant's contributions up to 6% of eligible compensation and an additional 50% of the participant's contributions up to 3% of eligible compensation. Boone International, Inc. ("Boone") provides a matching contribution equal to 50% of the participant's contributions up to 6% of eligible compensation.

Fortune Brands Retirement Savings Plan
Notes to Financial Statements
December 31, 2002 and 2001
--------------------------------------------------------------------------------

     Acushnet and its participating operating subsidiaries ("Acushnet Participating Employers") provide a matching contribution of 50% of the participant's contributions up to 5% of eligible compensation and an additional 50% of the participant's contributions up to 2% of eligible compensation.

     Beam and its participating operating subsidiaries ("Beam Participating Employers") do not provide matching contributions.

     Fortune provides a matching contribution equal to 50% of the participant's contributions, not to exceed 6% of eligible compensation.

     Profit-sharing contributions are made by Fortune and certain participating operating subsidiaries and allocated to their participants in proportion to eligible compensation. Acushnet Participating Employers and MasterBrand Participating Employers do not provide an annual profit-sharing contribution. For Plan years after 2001, ACCO Participating Employers no longer make profit-sharing contributions. ACCO Participating Employers made a profit-sharing contribution totaling $1,580 for the 2001 plan year. Fortune contributes on an annual basis, 1/6 of 1% of its Adjusted Income from Continuing Operations (as defined in the Plan). The Beam Participating Employers make a determination each year as to the amount of their profit-sharing contribution. Beam Participating Employers made profit-sharing contributions totaling $1,990 and $2,614 for the 2002 and 2001 plan years, respectively. Profit-sharing contributions are subject to certain Plan and statutory limitations.

     Participants may direct the investment of their tax deferred contributions, after-tax contributions, matching contributions, profit-sharing contributions, if any, and their Plan account balances in the available investment funds, excluding the Gallaher ADR Fund.

     Participant account balances are maintained to reflect each participant's beneficial interest in the Plan's funds. Participant account balances are increased by participant and Company contributions (including rollovers from other plans) and decreased by the amount of withdrawals and distributions. Income and losses on Plan assets and certain administrative expenses are allocated to participants' accounts based on the ratio of each participant's account balance invested in an investment fund to the total of all participants' account balances invested in that fund as of the preceding valuation date.

Fortune Brands Retirement Savings Plan
Notes to Financial Statements
December 31, 2002 and 2001
--------------------------------------------------------------------------------

     Vesting

     Participants are immediately vested in their own contributions plus earnings thereon. Vesting in the Companies' matching contributions plus earnings thereon occurs after one year of service. Vesting in the Companies' annual profit-sharing contribution plus actual earnings thereon is based on the earliest of the following occurrences: (1) retirement; (2) death; (3) disability; (4) attainment of age 65; (5) termination of employment without fault, or (6) years of service (as summarized in the schedule below):

     Number of Full Years of Service                Fortune     Beam     ACCO
     -------------------------------                -------     ----     ----
     Less than 1                                       0%         0%       0%
     1 but less than 2                                20%         0%      20%
     2 but less than 3                                40%         0%      40%
     3 but less than 4                                60%        20%      60%
     4 but less than 5                                80%        40%      80%
     5 but less than 6                               100%        60%     100%
     6 but less than 7                               100%        80%     100%
     7 or more                                       100%       100%     100%


     Forfeitures

     Company contributions forfeited by nonvested terminated participants are retained by the Plan and used to reduce subsequent Company contributions. If a terminated participant returns to the Plan within a specified period of time (generally 5 years), the participant's previously forfeited amount will be reinstated to the participant's account.

     Loans

     A participant may apply for a loan of at least $1,000 from the vested portion of the participant's account balance in an amount which does not exceed one-half of the participant's vested balance, provided that the loan also does not exceed $50,000. Any loans applied for are also reduced by any other loan outstanding under the Plan within the previous twelve months. The term of any loan shall not exceed five years, unless the loan is related to the purchase of the participant's principal residence. No more than one home residence loan and one loan for any other purpose may be outstanding at any one time.

     A new loan may not be applied for until 30 days after any prior loan is repaid in full. Each loan bears a rate of interest equal to the prime rate on the last day of the previous quarter at the time the loan is made, as quoted in the Wall Street Journal. Each loan must be collateralized by a portion of the participant's account balance and evidenced by a written obligation payable to the Trustee which is invested in the loan fund. Repayment is made by payroll deduction so that the loan is repaid over the term of the loan in substantially level installments not less frequently than quarterly.

     Distributions and Withdrawals

     Benefits are payable from a participant's account under the Plan provisions, upon a participant's death, retirement or other termination of employment in a lump sum or in installment payments. The Plan also permits withdrawals to be made by participants who have incurred a "hardship" as defined in the Plan or after attainment of age 59-1/2.

Fortune Brands Retirement Savings Plan
Notes to Financial Statements
December 31, 2002 and 2001
--------------------------------------------------------------------------------

     Distributions and withdrawals to which a participant is entitled are those, subject to certain eligibility and forfeiture provisions, that can be provided by the aggregate of employer and employee contributions and the income thereon (including net realized and unrealized investment gains and losses) allocated to such participant's account. Distributions and withdrawals are recorded when paid.

     Other

     Although they have not expressed any intent to do so, the Companies have the right under the Plan to discontinue contributions at any time and Fortune, as plan sponsor and administrator, has the right to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in their accounts.

2.   Summary of Significant Accounting Policies

     Presentation

     The accompanying financial statements have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.

     Investment Valuation and Income

     The Master Trust's investments in securities (bonds, debentures, notes and stocks) traded on a national securities exchange are valued at the last reported sale price on the last business day of the year; securities traded in the over-the-counter market are valued at the last reported bid price; and listed securities for which no sale was reported on that date are valued at the mean between the last reported bid and asked prices. Participations in collective trust funds are stated at the Master Trust's beneficial interest in the aggregate fair value of assets held by the fund, as reported by the fund's manager.

     Purchases and sales of securities are recorded on a trade-date basis. Gains or losses on sales of securities are based on average cost. Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned on an accrual basis.

     The ratio of the Plan's assets to the fair value of all assets held in each fund in the Master Trust is used to allocate interest income, dividend income, realized gains (losses) and unrealized appreciation (depreciation) in market value of investments on a monthly basis.

     Certain expenses incurred by the Plan are netted against earnings prior to allocation to participant accounts. These include investment manager, trust and recordkeeper expenses.

Fortune Brands Retirement Savings Plan
Notes to Financial Statements
December 31, 2002 and 2001
--------------------------------------------------------------------------------

3.   Reconciliation of Financial Statements to Form 5500

     The following is a reconciliation of net assets available for Plan benefits as stated in the financial statements to Form 5500 at December 31, 2002 and 2001 (in thousands):

                                                                     2002          2001
     Net assets available for Plan benefits as stated
       in the accompanying financial statements                 $   475,571    $   550,908
     Less: Amounts payable to terminated employees and
       Plan participants who have retired or terminated
       employment but elected to have their assets remain
       in the Plan                                                        -         91,825
     Less: Amounts allocated to withdrawing participants              9,714          6,488
                                                                ------------   -----------
     Net assets available for Plan benefits as stated
       in Form 5500                                             $   465,857    $   452,595
                                                                ============   ===========

     The following is a reconciliation of benefits paid to participants as stated in the financial statements to the Form 5500 at December 31, 2002 and 2001 (in thousands):



                                                                     2002          2001
     Benefits paid to participants as stated in the
       accompanying financial statements                        $    40,999    $    54,713
     Add: Amounts payable to terminated employees and
       Plan participants who have retired or terminated
       employment but elected to have their assets remain
       in the Plan as of current year end                                 -         91,825
     Add: Amounts allocated to withdrawing participants
       as of current year end                                         9,714          6,488
     Less: Amounts payable to withdrawing participants,
       terminated employees and Plan participants who have
       retired or terminated employment but elected to have
       their assets remain in the Plan as of prior year end               -        104,219
     Less: Amounts allocated to withdrawing participants
       as of prior year end                                           6,488              -
                                                                ------------   -----------
     Benefits paid to participants as stated in Form 5500       $    44,225         48,807
                                                                ============   ===========

Fortune Brands Retirement Savings Plan
Notes to Financial Statements
December 31, 2002 and 2001
--------------------------------------------------------------------------------

     The following is a reconciliation of other income as stated in the financial statements to the Form 5500 at December 31, 2002 and 2001 (in thousands):

                                                           2002          2001

     Other income as stated in the accompanying
       financial statements                           $        -     $        -
     Add: Adjustments of amounts payable to
       terminated employees and Plan participants
       who have retired or terminated employment
       but elected to have their assets remain in
       the Plan as of the prior year end                  91,825              -
                                                     -------------   -----------
     Other income as stated in Form 5500             $    91,825              -
                                                     =============   ===========

     In the prior year, the Company reported benefits payable in the Form 5500 as amounts payable to employees who have retired or terminated employment but have elected to have their assets remain in the Plan. In the current year, the Company changed its method of reporting benefits payable to reflect amounts payable to employees who have retired or terminated employment and requested withdrawals but have not been paid out as of year end. The current year adjustment of the prior year benefits payable amount is reflected as other income in the Form 5500.

4.   Plan Amendments

     The Plan was amended effective January 1, 2002 to disallow ACCO cash option profit sharing contributions.

     The Plan was amended effective January 1, 2002 to transfer hourly-paid employees of Boone International, Inc. from the Plan to the Fortune Brands Hourly Retirement Savings Plan.

     The Plan was amended effective January 1, 2002 to limit each participant's compensation to $200,000 in each Plan year.

     The Plan was amended effective January 1, 2002 to eliminate ACCO profit sharing contributions.

     The Plan was amended effective January 1, 2002 to allow participants of ACCO, Fortune and Acushnet to make after-tax contributions.

     The Plan was amended effective January 1, 2002 to provide that Boone International, Inc. provide a matching contribution of 50% of each participant's tax deferred and after tax contribution, not to exceed 6% of eligible compensation.

     The Plan was amended effective January 1, 2002 to provide that MasterBrand Cabinets, Inc. increase its matching contribution to 50% of each participant's tax deferred and after-tax contribution, not to exceed 6% of eligible compensation and an additional 50% of each participant's tax deferred and after-tax contribution, not to exceed 3% of eligible compensation.

     The Plan was amended effective January 1, 2002 to provide that NHB Holdings, Inc. increase its matching contribution to 50% of each participant's tax deferred and after-tax contribution, not to exceed 5% of eligible compensation.

Fortune Brands Retirement Savings Plan
Notes to Financial Statements
December 31, 2002 and 2001
--------------------------------------------------------------------------------

     The Plan was amended effective January 1, 2002 to increase the Company matching contribution to 50% of each participant's tax deferred and after-tax contribution, not to exceed 6% of eligible compensation and an additional 50% of each participant's tax deferred and after-tax contribution, not to exceed 3% of eligible compensation for participants employed by ACCO Participating employers (excluding Boone International, Inc.).

     The Plan was amended effective January 1, 2002 to increase the maximum annual additions to participant accounts to the lesser of $40,000 or 100% of the participant's compensation.

     The Plan was amended effective January 1, 2002 to increase the maximum participant contribution from 21% to 50% of compensation, except for highly compensated participants, who will be limited to 13% of compensation.

     The Plan was amended effective January 1, 2002 to allow the receipt of after-tax rollovers.

     The Plan was amended effective January 1, 2002 to decrease the period of time following a participant's hardship withdrawal for which the participant cannot make tax deferred or after-tax contributions to six months.

     The Plan was amended effective January 1, 2002 to allow participants who have attained age 50 to make "catch-up" contributions in accordance with
     Section 414(v) of the Code. This permits such individuals to make annual tax deferred contributions for specific amounts in excess of the Code's previously mentioned limits on such contributions.

     The Plan was amended effective January 1, 2002 to add the Fidelity Value Fund.

5.   Transfers to and from the Plan

     During 2002, transfers relate to transactions in the ordinary course of business between the Plan, the Fortune Brands Hourly Employee Retirement Savings Plan, and the Future Brands LLC Retirement Savings Plan.

     During 2001, certain employees transferred from Beam to Future Brands LLC, a joint venture between Beam and V&S Vin & Sprit AB of Sweden. The value of participant accounts transferred to the Future Brands LLC Retirement Savings Plan on April 1, 2001 totaled $20,759,274. The remaining transfers related to transactions in the ordinary course of business between the Plan and the Fortune Brands Hourly Employee Retirement Savings Plan.

6.   Assets Held in Master Trust

     The investments of the Master Trust are maintained under a trust agreement with the Trustee. The Plan had a total beneficial interest of approximately 90.19% and 91.11% in the Master Trust's net assets at December 31, 2002 and 2001, respectively.

Fortune Brands Retirement Savings Plan
Notes to Financial Statements
December 31, 2002 and 2001
--------------------------------------------------------------------------------

     Master Trust assets at December 31, 2002 and 2001 are as follows (in thousands):

                                                                                 2002           2001
     Interest and dividends receivable                                       $       229     $      511
     Common Stock - corporate
       Fortune Brands, Inc. common stock                                          45,677         38,950
       Other common stock                                                         94,831        126,964
     U.S. Government securities                                                    6,911         11,080
     Corporate debt instruments                                                    6,799         16,202
     Registered investment companies                                             296,953        340,987
     Collateralized promissory notes from participants                            16,316         16,254
     Interest bearing cash                                                        57,133         49,045
                                                                             ------------    ------------
          Total assets                                                           524,849        599,993
                                                                             ============    ============
     Administrative expenses payable                                                (488)          (786)
                                                                             ------------    ------------
     Total net assets of the Master Trust available for benefits             $   524,361     $  599,207
                                                                             ============    ============

     The net appreciation (depreciation) in fair value of investments, interest income, dividend income, and administrative expenses related to the Master Trust for the years ended December 31, 2002 and 2001 is as follows (in thousands):

                                                                                 2002           2001
     Net appreciation (depreciation) in fair value
       Common stock - corporate
         Fortune Brands, Inc. common stock                                   $     6,752     $    9,717
         Other common stock                                                      (34,888)       (24,025)
       U.S. Government securities                                                    847            (34)
       Corporate debt instruments                                                   (315)           402
       Registered investment companies                                           (64,722)        (24,973)
                                                                             ------------    ------------
          Net depreciation in fair value of
           investments of the Master Trust                                       (92,326)        (38,913)

       Interest income                                                             3,039           5,026
       Dividend income                                                             2,532           2,715
       Administrative expenses                                                    (2,078)         (2,328)
                                                                             ------------    ------------
          Total net loss of the Master Trust                                 $   (88,833)        (33,500)
                                                                             ============    ============

7.   Risks and Uncertainties

     The Plan provides for various investment options in any combination of stocks, bonds, fixed income securities, mutual funds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in market value could materially affect participants' account balances and the amounts reported in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits.

Fortune Brands Retirement Savings Plan
Notes to Financial Statements
December 31, 2002 and 2001
--------------------------------------------------------------------------------

8.   Use of Estimates

     The preparation of the Plan's financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the changes in net assets available for benefits during the reporting period and, when applicable, the disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

9.   Credit Risks

     The Master Trust invests primarily in equity and fixed income funds. The fund managers invest in a large number of corporations, industries and other instruments in an attempt to limit exposure to significant loss. The funds maintain a diverse portfolio of common stock across various industry groups and a broad range of debt securities in terms of maturity and industry groups in order to maintain diversity in Master Trust investments. The Plan, however, is subject to risk of loss up to its proportionate share of such assets in the Master Trust.

10.  Tax Status

     The Internal Revenue Service ("IRS") issued a determination letter dated February 25, 2003 to Fortune stating that the Plan meets the requirements of Section 401(a) of the Code and that the Trust is exempt from federal income taxes under Section 501(a) of the Code. The Plan has been amended since receiving the determination letter. However, the plan administrator believes that the Plan is currently designed and operated in compliance with the applicable requirements of the Code. Generally, distributions and withdrawals under the Plan are taxable to Participants or their beneficiaries in accordance with Section 402 of the Code.

11.  Related-Party Transactions

     Certain Plan investments are shares of mutual funds managed by The Fidelity Management Trust Company. The Fidelity Management Trust Company is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for recordkeeping and investment management services amounted to $1,422,021 and $1,398,262 for the years ended December 31, 2002 and 2001, respectively. In addition, fees payable to the trustee as of December 31, 2002 and 2001 were $193,180 and $188,928, respectively.

                                    SIGNATURE




         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Corporate Employee Benefits Committee of Fortune Brands, Inc. has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.






                                FORTUNE BRANDS RETIREMENT SAVINGS PLAN


                                By:     /s/ Frank J. Cortese
                                   ------------------------------------------
                                   Frank J. Cortese, Chairman
                                   Corporate Employee Benefits Committee of
                                   Fortune Brands, Inc.



Date:    June 30, 2003